Mail Stop 3561

January 18, 2007

Via U.S. Mail

Jim W. Moore
Drive Consumer USA Inc.
8585 North Stemmons Freeway
Suite 1100-V
Dallas, Texas 75247

Re: Drive Auto Receivables LLC
Registration Statement on Form S-3
Filed December 22, 2006
File No. 333-139609

Dear Mr. Moore:

We have limited our review of your filing for compliance with Regulation AB. Please note that our limited review covers only those issues addressed in the comments below. Please also note that our comments to either the base prospectus and/or the supplement should be applied universally, if applicable.

Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so that we can better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-3

General

1. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

2. Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus. Refer to Item 1100(f) of Regulation AB.

3. Please also confirm that you will file unqualified legal and tax opinions at the time of each takedown.

4. Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.

5. Please identify Drive Auto Receivables LLC as the depositor on the registration statement cover page. We understand that you have named Drive Auto Receivables LLC as both the seller and the depositor but the depositor, acting solely in its capacity as depositor, is the "issuer" for purposes of the asset-backed securities. See Section III.A.3.d of SEC Release No. 33-8518. Revise accordingly.

6. As a follow-up to the comment above, please use the terminology set forth in Regulation AB with respect to the parties involved in the transaction. For example, you refer to the "Seller" throughout the document when it appears that you are in fact referring to the depositor. If Drive Auto Receivables LLC has separate roles as seller and depositor, please advise. Otherwise, revise throughout your document as appropriate.

7. Please add a separately captioned section to disclose the affiliations and certain relationships and related transactions for the transaction parties referred to in Item 1119 of Regulation AB.

8. Please include a table of contents in your base prospectus.

Prospectus Supplement

Where to Find Information in These Documents, page iii

9. We note the statement, "[i]f the description of terms of your series of notes varies between the prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement." Please note that the disclosure in a prospectus supplement may enhance disclosure in the base prospectus, but should not contradict it. Please revise accordingly.

Summary of Terms, page S-1

10. Please clearly identify any classes issued or residual or equity interest in the transaction that are not being offered by the prospectus. For example, we note your reference on page S-6 to the residual interestholder. See Item 1103(a)(3)(i) of Regulation AB.

11. Please clearly indicate how losses not covered by credit enhancements will be allocated to the securities. See Item 1103(a)(3)(ix) of Regulation AB.

12. We note your discussion of the revolving period on page 20 of the base prospectus. Please add bracketed language in the prospectus supplement summary section illustrating the form of disclosure you would provide if you included this feature in one of your transactions.

13. Please provide a brief summary of circumstances regarding when pool assets can otherwise be added, removed or substituted. For example, if there were breaches of the representations and warranties with respect to the underlying pool assets, would they be removed and replaced with other assets? See Item 1103(a)(6) of Regulation AB and revise accordingly.

The Contracts Pool, page S-17

14. You state in the first paragraph of this section and in other places throughout the filing that the characteristics of the pool as of the initial cut-off date may vary somewhat from the characteristics of the contracts as of statistical cut-off date illustrated in the tables. Please revise to confirm that they will not vary by more than 5% or advise.

Fees and Expenses, page S-37

15. While we note that you have explained the servicing fee in other parts of the document, please revise to clearly disclose the servicing fee in the table instead of including a cross-reference, as the fee table should include clear descriptions of all fees paid, for ease of use.

The Swap Counterparty, page S-44

16. Please expand this section to provide bracketed language indicating that you will provide the financial disclosure required by Item 1115(b) if the significance percentage of the swap agreement is more than 10%.

Base Prospectus

The Notes, page 18

17. We note your disclosure on page 18 indicating that each class of securities may have a different interest rate, which may be a variable or adjustable interest rate. Please identify all indices that may be used to determine interest payments or revise your disclosure to confirm that you will use indices that reflect payments of interest based on debt transactions and not based on a stock or commodities index.

Revolving Period and Amortization Period, page 20

18. Please revise to provide additional information regarding how the revolving period and the amortization period work together.

Statements to Securityholders, page 28

19. Please update the disclosure in this section to reflect that distribution reports must be filed on Form 10-D. See Section III.D.4 of SEC Release No. 33-8518.

Credit and Cash Flow Enhancement, page 35

20. Please briefly describe all of the credit and cash flow enhancements you mention in this section instead of merely listing them out. See Item 1114(a) of Regulation AB and Instruction 1 to Item 1114(a).

21. We note that the credit enhancement for a series of securities may cover one or more other series of securities, and that if a form of credit enhancement covers more than one series of securities, securityholders will be subject to the risk that the credit enhancement will be exhausted by claims of securityholders of other series. Please remove this language or provide an analysis as to why a structure

using the same credit enhancement to cover multiple series of securities would be consistent with the definition of an asset-backed security.

Evidence as to Compliance, page 36

22. Please revise to clearly state that the assessment of compliance and attestation report will be made in compliance with Item 1122 of Regulation AB and that the servicer compliance statement will be made in compliance with Item 1123 of Regulation AB.

Sale and Servicing Agreement

Annual Servicing Report of Independent Public Accountants, page 11

23. The last sentence of the first paragraph of this section indicates that the required certification may be replaced by any similar certification using other procedures or attestation standards which are now or in the future in use by servicers of comparable motor vehicle contracts. Revise your agreement to either remove this statement or to clearly indicate that certifications must comply with the requirements of Regulation AB.

* * * * *

As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact H. Yuna Peng at (202) 551-3391 or me at (202) 551-3454 with questions.

Regards,

Sara D. Kalin
Branch Chief

cc: F. John Istre, III
      Cowles & Thompson P.C.
      Fax: (214) 672-2354